

701 NINTH STREET, N.W.
WASHINGTON, D.C. 20068-0001

ELLEN SHERIFF ROGERS
Secretary

Telephone: (202) 872-3526
Fax: (202) 331-6659

April 26, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
   Attention: Mara Ransom

        Re: Delmarva Power & Company
              Registration Statement on Form 10
              Filed April 16, 2007
              File No. 001-01405

Dear Ms. Ransom:

        Atlantic City Electric Company (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 001-01405) filed with the Securities and Exchange Commission (the "Commission") on April 16, 2007, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10-12B. It should have been filed on Edgar as a Form 10-12G.

        If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10 with the correct Edgar file designation.

        If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (202) 872-3526.

                    Very truly yours,

                    /s/ ELLEN S. ROGERS